Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2017	2016	2015
EARNINGS PER SHARE (000’s, except per share data)

Net Income	$29,005	$27,124	$26,264

Less: Dividend Requirements on Preferred Stock	11	11	12

Net Income Applicable to Common Stock	$28,994	$27,113	$26,252

Average Number of Common Shares Outstanding—Basic	14,095	13,990	13,917

Dilutive Effect of Stock Options and Restricted Stock	7	6	3

Average Number of Common Shares Outstanding—Diluted	14,102	13,996	13,920

Earnings Per Share—Basic	$2.06	$1.94	$1.89

Earnings Per Share—Diluted	$2.06	$1.94	$1.89